

Mail Stop 4631

December 1, 2009

via U.S. mail and facsimile

Martin R. Benante, Chief Executive Officer
Curtiss-Wright Corporation
4 Becker Farm Road
Roseland, NJ 07068

> **RE:** **Curtiss-Wright Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-00134**

Dear Mr. Benante:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 4

Flow Control, page 5

1. We note from pages 10, 13, and 15 that none of your business segments
    experience seasonality. However, on page 19 under the risk factor entitled "Our
    operating results are subject to fluctuations," you indicate that your "[d]efense
    industry procurement involves seasonality…and as a result [y]our annual and
    quarterly operating results may fluctuate." Please reconcile your disclosure.

Other Information, page 15

Patents, page 16

2. We note your statement that you "do not consider the successful conduct of [y]our
    business or business segments to be materially dependent upon the protection of
    any one of the patents, patent applications, or patent license agreements under
    which [you] now operate." Please disclose the duration of your intellectual
    property rights and clarify whether the expiration of any group of patents, license
    agreements, or patent applications may have a material impact on your business.
    See Item 101(c)(1)(iv) of Regulation S-K.

Item 1A. Risk Factors, page 18

3. We note the statement in the introductory paragraph that the risks you describe
    are not the only ones you face. Please disclose all known material risks, and
    remove all language suggesting that there may be other significant risks.

Item 5. Market for the Registrant's Common Equity And Related…, page 27

Securities Authorized For Issuance Under Equity Compensation Plans, page 28

4. Please revise the title of the third column to indicate that it includes the number of
    securities that remain available for future issuance under equity compensation
    plans, rather than only the number of options available thereunder. See Item
    201(d) of Regulation S-K.

Item 9A. Controls and Procedures, page 94

5. We note your qualification on page 24 under the risk factor entitled "While we
    believe our control systems are effective…" that "[a] control system, no matter
    how well conceived and operated, can provide only reasonable, not absolute,

assurance….” As such, please indicate that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Alternatively, please remove language from your filings that qualify the design, operation, and effectiveness of your disclosure controls and procedures.

Item 15. Exhibits, Financial Statement Schedule, page 96

6. It appears that you have omitted the schedules and exhibits referenced in your Second Amended and Restated Credit Agreement dated August 10, 2007. Please re-file this credit agreement, which should include all schedules and exhibits referenced therein. See Item 601(b)(10) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 4. Controls and Procedures, page 32

7. We note that your disclosure controls and procedures are effective to the extent set forth under this heading. However, your disclosure does not provide the full definition of “disclosure controls and procedures,” as defined in Rule 13a-15(e) of the Exchange Act. Please confirm to us that your disclosure controls and procedures were effective as of December 31, 2008 insofar as they are designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and they include, without limitation, controls and procedures designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, in future filings please either use the full definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective or ineffective, without defining them.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 8

Elements of Compensation, page 10

8. We note that you target base salaries for your named executive officers between the 50th and 60th percentiles, which may vary “approximately 25% around this

targeted range….."   Please indicate where each named executive officer's actual base salary fell with respect to the targeted range, and explain your reasons for paying any amount outside such range.

9. Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Executive Compensation Committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards.

Annual Incentive Compensation, page 11

10. We note that annual incentive compensation payouts are based on actual performance compared to pre-established individual and company goals. Please clearly identify all specific items of corporate and individual performance that are taken into account in setting compensation policies and making compensation decisions. Disclose all previously established goals and discuss how the compensation awarded reflects those goals. If you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. Refer generally to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations.

11. Provide a materially complete description of the correlation between performance under the MICP and the payouts actually made to each of your named executive officers in 2008. Please understand that discussion of the various items of corporate and individual performance that were considered by the Executive Compensation Committee must be accompanied by a complete qualitative and quantitative discussion of how the Committee determined to award each specific

form and level of compensation in 2008. For each named executive officer state the factors that you considered in deriving the payouts awarded for each component of compensation and provide substantive analysis and insight into why the Committee determined that the levels of compensation were appropriate in light of the factors considered.

Long-Term Incentive Program, page 12

12. We note that you grant performance-based restricted stock and award cash-based performance units, which vest or mature based on actual results compared to targeted performance over a three-year performance period. Please disclose your specific performance targets, and your actual performance results, with respect to each incentive compensation award that has vested or matured. For example, we note from page 14 that "an LTIP performance unit payout was made on the 2004 performance unit grants covering the period 2005-2007." In such case, you should disclose the specific performance goals that applied to this three-year period and your actual performance during that period, and explain how your actual performance resulted in amounts ultimately paid out under the compensation program.

13. Refer to the disclosure regarding stock options, performance-based restricted stock, and time-based restricted stock on page 13. Although you provide general disclosure relating to the procedure for determining the amount of securities granted, your disclosure does not meaningfully convey the reasons why you structure the program mechanics in the manner you have nor does it address the reasons why the actual amounts awarded for these forms of compensation were appropriate under the circumstances. Please revise.

Summary Compensation Table, page 20

14. We note footnote (f) to your summary compensation table. In future filings, please disclose separately the amounts of annual incentive compensation and cash-based performance units that were paid to each of your named executive officers as reflected in the "Non-Equity Incentive Plan Compensation" column.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence Jay Ingram at (202) 551-3397, Legal Branch Chief, if you have questions regarding our comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief